[LETTERHEAD OF CABLEVISION SYSTEMS CORPORATION]

July 30, 2010

Reid S. Hooper

Attorney-Advisor

Securities and Exchange Commission

Division of Corporation Finance

Mail Stop 3720

Washington, D.C. 20549

Re:	Cablevision Systems Corporation

Amendment No. 2 to Registration Statement on Form S-4

File No. 333-166144

Dear Mr. Hooper:

In accordance with Rule 461 of the General Rules and Regulations under the Securities Act of 1933 (the “Securities Act”), Cablevision Systems Corporation (the “Registrant”), as issuer of new registered notes (the “New Notes”) under the above captioned registration statement (the “Registration Statement”) in exchange for unregistered notes (the “Old Notes”), hereby requests that the effective date of the Amendment No. 2 to the Registration Statement be accelerated so that it will become effective at 2 p.m. on August 3, 2010, or as soon thereafter as is possible.

In the event that there is any change in the acceleration request set forth in the preceding paragraph, the Registrant will promptly notify the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) of such change, in which case the Registrant may be making an oral request for acceleration of the effectiveness of the Registration Statement, as amended, in accordance with Rule 461 of the General Rules and Regulations under the Securities Act. Such request may be made by any officer of the Registrant or by any lawyer with Sullivan & Cromwell LLP.

The Registrant confirms that it is aware of its obligations under the Securities Act. In addition, the Registrant hereby acknowledges that:

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should the Commission or the Staff, acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement;

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the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and

Mr. Reid S. Hooper

Securities and Exchange Commission

July 30, 2010

•

the Registrant may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Additionally, in connection with the Registration Statement, the Registrant hereby makes the following representations to the Commission:

1.	the Registrant is registering under the Securities Act, the New Notes to be offered in the exchange offer in reliance on the staff’s position in Morgan Stanley & Co. Incorporated (available June 5, 1991) and Exxon Capital Holding Corporation (available April 13, 1989) (the “Exxon Capital Letter”); and

2.	the Registrant has not entered into any arrangement or understanding with any person to distribute the securities to be received in the exchange offer and, to the best of the Registrant’s information and belief, each person participating in the exchange offer is acquiring the securities in the ordinary course of its business and has no arrangement or understanding with any person to participate in the distribution of the securities to be received in the exchange offer. In this regard, the Registrant will make each person participating in the exchange offer aware (through the exchange offer prospectus) that any securityholder using the exchange offer to participate in a distribution of the securities to be acquired in the registered exchange offer (a) may not rely on the staff position in Exxon Capital Letter or similar letters and (b) must comply with registration and prospectus delivery requirements of the Securities Act in connection with a secondary resale transaction. The Registrant acknowledges that such a secondary resale transaction should be covered by an effective registration statement containing (except in the case of sales by a broker-dealer of New Notes received in exchange for Old Notes acquired for its own account as a result of market-making or other trading activities) the selling securityholder information required by Item 507 of Regulation S-K under the Securities Act.

Furthermore, in accordance with the terms and conditions set forth in Shearman & Sterling (available July 2, 1993), the Registrant makes the following additional representations to the Commission:

1.	neither the Registrant nor any affiliate of the Registrant has entered into any arrangement or understanding with a broker-dealer to distribute the New Notes; and

Mr. Reid S. Hooper

Securities and Exchange Commission

July 30, 2010

2.	the Registrant

(a) will make each person participating in the exchange offer aware (through the exchange offer prospectus) that any broker-dealer who holds Old Notes acquired for its own account as a result of market-making activities or other trading activities, and who receives New Notes in exchange for such Old Notes pursuant to the exchange offer, may be a statutory underwriter and must deliver a prospectus meeting the requirements of the Securities Act in connection with any resale of such Old Notes and containing a description of a plan of distribution with respect to such resales; and

(b) will include in the transmittal letter documentation to be executed by an exchange offeree in order to participate in the exchange offer a provision to the effect that if the exchange offeree is a broker-dealer holding Old Notes acquired for its own account as a result of market-making activities or other trading activities, it will deliver a prospectus meeting the requirements of the Securities Act in connection with any resale of New Notes received in respect of such Old Notes pursuant to the exchange offer.

The Registrant respectfully requests that the Commission notify Robert Downes at Sullivan & Cromwell LLP at (212) 558-4312 upon acceleration of effectiveness of the Registration Statement.

Sincerely,

/s/ Victoria D. Salhus
Victoria D. Salhus Senior Vice President, Deputy General Counsel and Secretary

cc:	Mr. John P. Mead

Mr. Robert W. Downes

(Sullivan & Cromwell LLP)